PROSPECTUS SUPPLEMENT (to prospectus dated September 16, 2009 and the prospectus supplement dated	Filed Pursuant to Rule 424(b)(3)
September 25, 2009)	Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 16, 2009 and the prospectus supplement dated September 25, 2009.

See “Risk Factors” beginning on page 5 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is October 9, 2009.

BIOMET ANNOUNCES FINANCIAL RESULTS FOR FIRST QUARTER OF FISCAL YEAR 2010

WARSAW, Ind., October 9, 2009 – Biomet, Inc. announced today financial results for its first fiscal quarter ended August 31, 2009.

•	Net sales increased 4% to $630 million, with 9% growth in the U.S.
•	Knee sales increased 6% worldwide, with U.S. growth of 9%
•	Hip sales increased 2% worldwide, with 4% U.S. growth
•	Extremity sales increased 18% worldwide, and increased 39% in the U.S.
•	Spine sales increased 15% worldwide, with 15% U.S. growth

Net sales increased 4% during the first fiscal quarter ended August 31, 2009, to $630.1 million from $607.0 million for the first quarter of fiscal year 2009.

U.S. sales increased 9% to $400.2 million during the quarter; Europe sales of $154.8 million decreased 9%; and International (primarily Canada, South America, Mexico and the Pacific Rim) sales increased 9% to $75.1 million.

On a reported basis, operating income for the first quarter totaled $79.1 million compared to operating income of $57.0 million for the first quarter of fiscal year 2009.

During the first quarter of fiscal 2010, the Company recorded a net loss of $22.8 million, on a reported basis, compared to a net loss of $59.9 million for the first quarter of fiscal 2009.

The Company’s interest expense for the first quarter of fiscal year 2010 was $131.5 million compared to $141.9 million for the first quarter of fiscal 2009.

Biomet’s President and Chief Executive Officer Jeffrey R. Binder commented, “We began fiscal year 2010 with an encouraging quarter. Additional product categories that recorded double–digit sales growth during the first quarter include craniomaxillofacial fixation, sports medicine devices and softgoods and bracing products.”

First Quarter Sales Performance

	Worldwide Reported Quarter 1 - 2010	Worldwide Reported Growth %	United States Growth %
Reconstructive	$462.8	3%	8%
Hips		2%	4%
Knees		6%	9%
Dental		-9%	-6%
Extremities		18%	39%
Other		9%	16%
Fixation	59.8	-1%	1%
Spine	59.3	15%	15%
Other	48.2	4%	15%

Total Sales	$630.1	4%	9%

Key products contributing to Biomet’s knee growth during the quarter included the Oxford® Partial Knee System, the primary and revision versions of the Vanguard® Complete Knee System, E1™ antioxidant infused tibial bearings and Regenerex® porous titanium components, as well as the Signature™ Personalized Patient Care program.

Hip products that contributed to Biomet’s sales growth was key press–fit stems, including the traditional and Microplasty® versions of the Taperloc® Hip Stem, the Echo® Hip Stem options, and the Bi-Metric® and Aura™ Hip Stems in Europe; key acetabular products included the Biolox delta™ Ceramic Femoral Heads1, the M2a-Magnum™ Tri-Spike™ Cups, Ringloc® and Regenerex® Ringloc® Cups, E1™ antioxidant infused acetabular bearings, and Freedom® Constrained Liners, as well as the Exceed ABT™ Advanced Bearing Technologies Acetabular System that is available in Europe.

Worldwide extremity device sales increased as a result of very strong demand for the Comprehensive® Shoulder System, the Discovery® Elbow and the ExploR® Modular Radial Head. In Europe, the T.E.S.S. Shoulder also contributed to extremity sales growth.

Global dental reconstructive device sales decreased due to the continued economic impact of the current recessionary environment. During the first quarter, the Encode Complete System continued to be well received by clinicians.

Fixation sales increased during the first quarter as a result of double-digit sales growth for craniomaxillofacial fixation products and was almost entirely offset by decreased sales of internal fixation, electrical stimulation and external fixation devices during the first quarter. The TraumaOne™ Fixation System was the primary contributor to craniomaxillofacial sales growth during the quarter.

1Biolox delta™ is a trademark of CeramTec AG.

Spine sales increased due to balanced growth in both the spine hardware and spinal stimulation product categories during the first quarter. The key growth drivers for spine sales included the Solitaire™ Anterior Spine System, the Polaris™ Deformity System and the MaxAn™ Anterior Cervical Plate System2, as well as non-invasive spinal stimulation devices.

Sales of “other” products were positively impacted by strong sales of sports medicine devices and softgoods and bracing products, which were partially offset by decreased sales of operating room and other miscellaneous supplies.

2The MaxAn™ Cervical Plate System incorporates technology developed by Gary K. Michelson, M.D.

All trademarks herein are the property of Biomet, Inc. or its subsidiaries unless otherwise indicated.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three months ended August 31, 2009 and 2008 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects purchase accounting adjustments related to the merger referenced below.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Merger

Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., on September 25, 2007, which we refer to in this press release as the “merger date.” LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer at (574) 372-1687 or Barbara Goslee, Director, Corporate Communications at (574) 372-1514.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the success of the Company’s principal product lines; the results of ongoing investigations by the United States Department of Justice and the United States Securities and Exchange Commission; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Corporate Integrity Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the possible enactment of federal or state health care reform, the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.

Biomet, Inc.

Product Net Sales

Three Month Period Ended August 31, 2009 and August 31, 2008

(In millions, unaudited)

	Q1 2010	Q1 2009	Reported Growth %
Reconstructive	$462.8	$449.3	3.1%
Fixation	59.8	60.2	(1.1)%
Spine	59.3	51.3	15.4%
Other	48.2	46.2	4.2%

Total Sales	$630.1	$607.0	3.8%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Three Month Period Ended August 31, 2009 and August 31, 2008

(In millions, unaudited)

	Q1 2010	Q1 2009	Reported Growth %
Geographic Segments:
United States	$400.2	$368.4	8.6%
Europe	154.8	169.4	(8.8)%
International	75.1	69.2	9.2%

Total Sales	$630.1	$607.0	3.8%

Biomet, Inc.

Balance Sheets

(In millions, unaudited)

	(Preliminary) August 31, 2009	May 31, 2009
Assets
Cash and cash equivalents	$226.4	$215.6
Accounts receivable, net	498.6	511.1
Income tax receivable	12.8	20.0
Inventories	542.9	523.9
Current deferred income taxes	78.7	78.4
Prepaids and other current assets	43.8	39.1
Property, plant and equipment, net	653.9	636.1
Intangible assets, net	5,615.4	5,680.0
Goodwill	4,805.6	4,780.5
Other assets	109.3	116.2

Total Assets	$12,587.4	$12,600.9

Liabilities and Shareholder’s Equity
Current liabilities	$519.8	$550.0
Short-term borrowings	101.5	81.2
Long-term debt	6,135.0	6,131.5
Deferred income taxes, long-term	1,781.4	1,816.3
Other long-term liabilities	177.1	181.6
Shareholder’s equity	3,872.6	3,840.3

Total Liabilities and Shareholder’s Equity	$12,587.4	$12,600.9

Biomet, Inc.

As Reported Consolidated Statements of Operations

(In millions, unaudited)

	Three Months Ended August 31, 2009	Three Months Ended August 31, 2008
Net sales	$630.1	$607.0
Cost of sales	185.3	181.5

Gross profit	444.8	425.5
Gross profit percentage	70.6%	70.1%

Selling, general and administrative	246.0	253.5
Research and development	24.9	23.5
Amortization	94.8	91.5

Operating income (loss)	79.1	57.0
Percentage of Sales	12.6%	9.4%

Other expense (income), net	(4.3)	9.0
Interest expense	131.5	141.1

Income (loss) before income taxes	(48.1)	(93.1)

Income taxes	(25.3)	(33.2)

Tax rate	52.6%	35.7%

Net income (loss)	$(22.8)	$(59.9)

Percentage of Sales	-3.6%	-9.9%

Biomet, Inc.

Consolidated Statements of Cash Flows

(In millions, unaudited)

	(Preliminary) Three Months Ended August 31, 2009	Three Months Ended August 31, 2008
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	(22.8)	(59.9)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	136.6	131.4
Amortization of deferred financing costs	2.8	2.8
Stock based compensation expense	5.2	7.2
Provision for (recovery of) doubtful accounts receivable	(5.2)	5.9
Loss (gain) on investments, net	(0.8)	2.9
Provision for inventory obsolescence	6.5	8.2
Deferred income taxes	(47.1)	(31.6)
Other	(1.1)	0.7
Changes in operating assets and liabilities:
Accounts receivable	19.8	(1.4)
Inventories	(22.5)	(26.6)
Prepaid expenses	(4.4)	6.0
Accounts payable	(3.0)	(17.7)
Income tax receivable (payable)	14.6	(8.2)
Accrued interest	70.0	68.8
Other	(93.1)	(22.6)

Net cash provided by operating activities	55.5	65.9

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Net proceeds from sale and purchase of investments	1.6	—
Capital expenditures	(53.9)	(41.0)
Acquisitions, net of cash acquired	(2.4)	(2.0)

Net cash used in investing activities	(54.7)	(43.0)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Proceeds under revolving credit agreements	20.1	3.9
Payments under revolving credit agreements	(1.3)	(0.7)
Payments under senior secured credit facility	(8.9)	(9.3)
Equity:
Capital contributions	—	0.2
Repurchase of LVB Acquisition, Inc. Shares	(0.6)	(0.2)

Net cash provided by (used in) financing activities	9.3	(6.1)
Effect of exchange rate changes on cash	0.7	(1.0)

Increase in cash and cash equivalents	10.8	15.8
Cash and cash equivalents, beginning of period	215.6	127.6

Cash and cash equivalents, end of period	$226.4	$143.4